SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

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This Form 6-K consists of:

1.	An announcement of resolutions passed at the 2008 Annual General Meeting of China Petroleum & Chemical Corporation (the “Registrant”); and

2.	An announcement of the Resolutions of the First meeting of the Fourth Session of the Registrant's Board of Directors;

Each made by the Registrant on May 22, 2009.,

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: May 25, 2009

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement of resolutions passed at the 2008 Annual General Meeting

Sinopec Corp. and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Important Notice:

●	There is no objection against or amendment to the proposed resolutions at the AGM;
●	There is no new proposal submitted to the AGM;
●	The PRC lawyers of Sinopec Corp., Haiwen & Partners, were present at the AGM and issued its legal opinion;
●	Documents for inspection at the AGM are the resolutions of the AGM and the legal opinion issued by the lawyers.

The annual general meeting for the year 2008 (the “AGM”) of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on 22 May 2009 at 9:00 a.m. The AGM was convened by the board of directors of Sinopec Corp. (the "Board") by way of physical meeting and chaired by Mr. Su Shulin, chairman of the Board. 11 shareholders (or authorized proxies) holding an aggregate of 73,161,264,084 shares casting voting rights of Sinopec Corp., representing 84.3820% of the total shares casting voting rights of Sinopec Corp. (a total of 86,702,439,000 shares) were present at the AGM. The AGM was convened and held in compliance with the requirements of the relevant laws, administrative regulations, regulatory rules and other regulatory documents as well as the articles of association of Sinopec Corp. (the "Articles of Association").

The following resolutions were considered and approved and voting was made by poll at the

AGM:

ORDINARY RESOLUTIONS:

1.	THAT the Report of the Third Session of the Board of Directors of Sinopec Corp. (including the report of the Board for the year 2008) was considered and approved.

Votes in favour of the resolution: 72,994,034,673 shares; votes against the resolution: 23,000 shares, representing 100.0000% and 0.0000% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

2.	THAT the report of the Third Session of the Supervisory Committee of Sinopec Corp (including the report of the supervisory committee for the year 2008) was considered and approved.

Votes in favour of the resolution: 72,994,033,173 shares; votes against the resolution: 22,500 shares, representing 100.0000% and 0.0000% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

3.	THAT the audited financial statements and audited consolidated financial statements of Sinopec Corp. for the year ended 31 December 2008 was considered and approved.

Votes in favour of the resolution: 72,234,578,273 shares; votes against the resolution: 10,896,500shares, representing 99.9849% and 0.0151% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

4.	THAT the plan for allocating any surplus common reserve funds at amount of RMB 20 billion from the after-tax profits was considered and approved.

Votes in favour of the resolution: 72,994,450,473 shares; votes against the resolution: 47,700 shares, representing 99.9999% and 0.0001% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

5.	THAT the plan for profit distribution of Sinopec Corp. for the year ended 31 December 2008 was considered and approved.

Votes in favour of the resolution: 72,994,354,473 shares; votes against the resolution: 143,700 shares, representing 99.9998% and 0.0002% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

6.
THAT KPMG Huazhen and KPMG be and are hereby re-appointed as the PRC and international auditors of Sinopec Corp. for the year 2009, respectively, and that the Board. be and is hereby authorized to determine their remunerations.

Votes in favour of the resolution: 72,993,133,473 shares; votes against the resolution:

1,417,700 shares, representing 99.9981% and 0.0019% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

7.	THAT the Board be and is herby authorized to determine the interim profit distribution plan of Sinopec Corp. for 2009.

Votes in favour of the resolution: 72,989,355,473 shares; votes against the resolution: 5,181,500 shares, representing 99.9929% and 0.0071% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

8.	THAT the members of the Fourth Session of the Board were elected:
(1)	Mr. Su Shulin as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,772,975,859 shares; votes against the resolution: 188,090,514 shares, representing 99.7422% and 0.2578% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Su Shulin was elected as a director of the Fourth Session of the Board.

(2)	Mr. Wang Tianpu as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,780,012,159 shares; votes against the resolution: 181,431,514 shares, representing 99.7513% and 0.2487% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Wang Tianpu was elected as a director of the Fourth Session of the Board.

(3)	Mr. Zhang Yaocang as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,773,592,159 shares; votes against the resolution: 187,851,514 shares, representing 99.7425% and 0.2575% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Zhang Yaocang was elected as a director of the Fourth Session of the Board.

(4)	Mr. Zhang Jianhua as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,779,634,859 shares; votes against the resolution: 181,431,014 shares, representing 99.7513% and 0.2487% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Zhang Jianhua was elected as a director of the Fourth Session of the Board.

(5)	Mr. Wang Zhigang as a director of the Fourth Session of the Board
Votes in favour of the resolution: 72,681,174,219 shares; votes against the resolution: 277,685,954 shares, representing 99.6194% and 0.3806% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Wang Zhigang was elected as a director of the Fourth Session of the Board.

(6)	Mr. Cai Xiyou as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,780,012,159 shares; votes against the resolution: 181,431,514 shares, representing 99.7513% and 0.2487% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Cai Xiyou was elected as a director of the Fourth Session of the Board.

(7)	Mr. Cao Yaofeng as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,773,353,159 shares; votes against the resolution: 188,090,514 shares, representing 99.7422% and 0.2578% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Cao Yaofeng was elected as a director of the Fourth Session of the Board.

(8)	Mr. Li Chunguang as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,773,353,159 shares; votes against the resolution: 188,090,514 shares, representing 99.7422% and 0.2578% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Li Chunguang was elected as a director of the Fourth Session of the Board.

(9)	Mr. Dai Houliang as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,641,334,340 shares; votes against the resolution: 271,250,436 shares, representing 99.6280% and 0.3720% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Dai Houliang was elected as a director of the Fourth Session of the Board.

(10)	Mr. Liu Yun as a director of the Fourth Session of the Board

Votes in favour of the resolution: 72,773,353,159 shares; votes against the resolution: 188,090,514 shares, representing 99.7422% and 0.2578% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Liu Yun was elected as a director of the Fourth Session of the Board.

(11)	Mr. Liu Zhongli as an independent non-executive director of the Fourth Session of the Board

Votes in favour of the resolution: 72,808,946,273 shares; votes against the resolution: 153,268,000 shares, representing 99.7899% and 0.2101% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders

(including their proxies) present at the AGM and Mr. Liu Zhongli was elected as an independent non-executive director of the Fourth Session of the Board.
(12)	Mr. Ye Qing as an independent non-executive director of the Fourth Session of theBoard.

Votes in favour of the resolution: 72,811,238,273 shares; votes against the resolution: 150,976,000 shares, representing 99.7931% and 0.2069% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Ye Qing was elected as an independent non-executive director of the Fourth Session of the Board.

(13)	Mr. Li Deshui as an independent non-executive director of the Fourth Session of the Board.

Votes in favour of the resolution: 72,811,238,273 shares; votes against the resolution: 150,976,000 shares, representing 99.7931% and 0.2069% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Li Deshui was elected as an independent non-executive director of the Fourth Session of the Board.

(14)	Mr. Xie Zhongyu as an independent non-executive director of the Fourth Session of the Board.

Votes in favour of the resolution: 72,811,238,273 shares; votes against the resolution: 150,976,000 shares, representing 99.7931% and 0.2069% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Xie Zhongyu was elected as an independent non-executive director of the Fourth Session of the Board.

(15)	Mr. Chen Xiaojin as an independent non-executive director of the Fourth Session of the Board.

Votes in favour of the resolution: 72,808,946,273 shares; votes against the resolution: 153,268,000 shares, representing 99.7899% and 0.2101% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Chen Xiaojin was elected as an independent non-executive director of the Fourth Session of the Board.

The following persons who were directors of the Third Session of the Board will no longer serve in that capacity: Vice-Chairman Mr. Zhou Yuan and the directors Mr. Shi Wanpeng, Mr. Yao Zhongmin and Mr. Fan Yifei. Sinopec Corp. expresses its heartfelt gratitude to them for their work on its behalf. Each of the retiring directors has confirmed with Sinopec Corp. that he had no disagreement with the Board and there is no information which needs to be brought to the attention of the shareholders.

9.	THAT the members of the Fourth Session of the Supervisory Committee assumed by non-representatives of the employees were elected:
(1)	Mr. Wang Zuoran as a supervisor of the Fourth Session of the Supervisory Committee

Votes in favour of the resolution: 72,754,001,012 shares; votes against the resolution: 234,421,161 shares, representing 99.6788% and 0.3212% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Wang Zuoran was elected as a supervisor of the Fourth Session of the Supervisory Committee.
(2)	Mr. Zhang Youcai as a supervisor of the Fourth Session of the Supervisory Committee

Votes in favour of the resolution: 72,874,510,255 shares; votes against the resolution: 113,917,418 shares, representing 99.8439% and 0.1561% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Zhang Youcai was elected as a supervisor of the Fourth Session of the Supervisory Committee.

(3)	Mr. Geng Limin as a supervisor of the Fourth Session of the Supervisory Committee

Votes in favour of the resolution: 72,874,513,255 shares; votes against the resolution: 113,957,418 shares, representing 99.8439% and 0.1561% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Geng Limin was elected as a supervisor of the Fourth Session of the Supervisory Committee.

(4)	Mr. Zou Huiping as a supervisor of the Fourth Session of the Supervisory Committee

Votes in favour of the resolution: 72,874,505,255 shares; votes against the resolution: 113,962,418 shares, representing 99.8439% and 0.1561% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Zou Huiping was elected as a supervisor of the Fourth Session of the Supervisory Committee.

(5)	Mr. Li Yonggui as a supervisor of the Fourth Session of the Supervisory Committee

Votes in favour of the resolution: 72,874,505,255 shares; votes against the resolution: 113,922,418 shares, representing 99.8439% and 0.1561% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and Mr. Li Yonggui was elected as a supervisor of the Fourth Session of the Supervisory Committee.

Further, Messrs. Liu Xiaohong, Zhou Shiliang, Chen Mingzheng and Su Wensheng have been elected by employees of Sinopec Corp through a democratic election as supervisors assumed by the employees representatives of the Fourth Session of the Supervisory Committee.

The following persons who were supervisors of the Third Session of the Supervisory Committee will no longer serve in that capacity: Mr. Kang Xianzhang, Mr. Zhang Jitian, Mr. Cui Guoqi, and Mr. Li Zhonghua. Sinopec Corp. expresses its heartfelt gratitude for their hard work during their period as supervisors. Each of the retiring supervisors has confirmed with Sinopec Corp. that he had no disagreement with the supervisory committee and there is no information which needs to be brought to the attention of the shareholders.

10.	THAT the service contracts (including remuneration provisions) of the Fourth Session directors and Fourth Session supervisors were considered and approved.

Votes in favour of the resolution: 72,981,929,673 shares; votes against the resolution: 6,843,100 shares, representing 99.9906% and 0.0094% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

11.
THAT the Secretary to the Board, be and is hereby authorized to, on behalf of Sinopec Corp., deal with all applications, approval, registrations, disclosure and filings in relation to the re-election of directors and supervisors.

Votes in favour of the resolution: 72,987,950,873 shares; votes against the resolution: 1,449,300 shares, representing 99.9980% and 0.0020% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

SPECIAL RESOLUTIONS:
12.	THAT the proposed amendments to the Articles of Association and its appendices of Sinopec Corp. were considered and approved.

Votes in favour of the resolution: 72,995,325,473 shares; votes against the resolution: 3,469,100 shares, representing 99.9952% and 0.0048% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

13.
THAT that the Secretary to the Board be and is hereby authorized, on behalf of Sinopec Corp., to make any applications, approval, registrations and filings in relation to the proposed amendments to the Articles of Association and its appendices (including making amendments in accordance with requests made by the relevant approval authorities).

Votes in favour of the resolution: 72,996,537,573 shares; votes against the resolution: 2,228,100 shares, representing 99.9969% and 0.0031% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

14.	THAT the Board be and is hereby authorized to determine the proposed plan for issuance of debt financing instrument(s).

Votes in favour of the resolution: 69,335,766,759 shares; votes against the resolution: 3,641,075,250 shares, representing 95.0106% and 4.9894% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

15.	THAT the grant to the Board a general mandate to issue new shares was considered and approved.

Votes in favour of the resolution: 69,933,661,117 shares; votes against the resolution: 3,227,600,967 shares, representing 95.5884% and 4.4116% respectively of the total number of shares casting voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.
In accordance with the Articles of Association and its appendices, voting on the eighth resolution was carried out by cumulative voting.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the AGM (Note). Mr. He Fei, Ms. Li Liping, PRC lawyers from Haiwen & Partners, attended the AGM and issued a legal opinion that the convening of the AGM, the procedures for holding the AGM, the voting procedures at the AGM, the eligibility of the convenor of the AGM and the eligibility of the shareholders (or their proxies) attending the AGM were in compliance with all relevant laws and regulations and the Articles of Association of Sinopec Corp, and the voting results at the AGM were valid.

In accordance with the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended since 9:30 a.m. on 22 May 2009 and will resume for trading from 9:30 a.m. on 25 May 2009.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC, 22 May 2009

Note:
the taking of the poll results was scrutinized by KPMG, Certified Public Accountants, whose work was limited to the conduct of certain procedures required by Sinopec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the non-executive directors of Sinopec Corp. are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement of the Resolutions of the First meeting of the Fourth Session of the Board of Directors
(Overseas Regulatory Announcement)

Sinopec Corp. and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") held the first meeting  (the "Meeting") of the Fourth Session of the Board of Directors on the afternoon of 22 May 2009 at Sinopec Corp.'s headquarter by way of physical meeting.  14 directors of Sinopec Corp. attended the meeting. Director, Zhang Yaocang, was absent from the Meeting due to other business arrangements, and appointed director, Wang Zhigang, as proxy to attend the Meeting and vote on his behalf.  The convening of the Meeting complies with relevant laws and Sinopec Corp.'s articles of association. The Meeting was chaired by Mr. Su Shulin.

After due consideration, the directors attending the Meeting unanimously passed the following resolutions:
1.         THAT Mr. Su Shulin be and is hereby appointed as the Chairman of the Fourth Session of the Board of Directors, and that Mr. Wang Tianpu and Mr. Zhang Yaocang be appointed as the Vice-Chairman.
2.         THAT the Strategic Committee, the Audit Committee, and the Remuneration and Performance Evaluation Committee be and are hereby established under the Board of Directors, and the following persons be and are hereby appointed as members thereof:
            1)     The Strategic Committee comprises Mr. Wang Tianpu as the chairman, Mr. Ye Qing as

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the vice-chairmen, and Messrs. Zhang Yaocang, Zhang Jianhua, Wang Zhigang, Dai Houliang, Li Deshui and Xie Zhongyu as committee members;
        2)     The Audit Committee comprises Mr. Liu Zhongli as the chairman, and Mr. Li Deshui and Mr. Xie Zhongyu as committee members; and
  3)    The Remuneration and Performance Evaluation Committee comprises Mr. Ye Qing as the chairman and Messrs. Li Deshui, Chen Xiaojin and Li Chunguang as committee members.
3.         THAT Mr. Wang Tianpu be and is hereby appointed as the President; Messrs. Zhang Jianhua, Wang Zhigang, Cai Xiyou, and Dai Houliang be and are hereby appointed as Senior Vice-Presidents; Messrs. Zhang Kehua, Zhang Haichao, Jiao Fangzheng and Lei Dianwu be and are hereby appointed as Vice-Presidents; Mr. Wang Xinhua be and is hereby appointed as the Chief Financial Officer. Please refer to the appendix to this announcement for the profiles of Messrs. Zhang Kehua, Zhang Haichao, Jiao Fangzheng, Lei Dianwu and Wang Xinhua. For profiles of the other appointees, please refer to the announcement on the Resolutions of the Twenty-Seventh Meeting of the Third Session of the Board of Directors published by Sinopec Corp. on 30 March 2009 on the website of Shanghai Stock Exchange.
4.         THAT Mr. Chen Ge be and is hereby appointed as the Secretary to the Board of Directors (please refer to the appendix to this announcement for the profile of Mr. Chen Ge).
5.         THAT Messrs. Wang Tianpu and Chen Ge be and are hereby appointed as Authorised Representatives to The Stock Exchange of Hong Kong Limited; Mr. Huang Wensheng be and is hereby appointed as the Securities Representative to the Shanghai Stock Exchange, and THAT the Secretary to the Board of Directors be and is hereby authorised to implement the matters contemplated under the above resolutions and to sign any relevant documents.
6.        THAT the Board agrees to establish SINOPEC Natural Gas Co., Ltd.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC, 22 May 2009

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun;  the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

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Appendix

Zhang Kehua, 55, Vice-President of Sinopec Corp. Mr Zhang is a professor level senior engineer and obtained master degree. He was appointed as the Vice President of No. 3 Construction Company of the former China Petrochemical Corporation in February 1994. In April 1996, he was appointed as Deputy Director General (Vice President of Sinopec Engineering Incorporation) of the Engineering Department of the former China Petrochemical Corporation. He was appointed as the Deputy Director General of the Engineering Department of China Petrochemical Corporation in December 1998. Mr. Zhang was appointed as the Director General of Engineering Management Department of China Petrochemical Corporation in September 2002. Mr. Zhang was appointed as the Assistant to the President of China Petrochemical Corporation in October 2004 and has been Director General of Engineering Department of Sinopec Corp. in June 2007 concurrently. He was elected as the Vice President of Sinopec Corp. since May 2006.

Zhang Haichao, 52, Vice-President of Sinopec Corp. Mr. Zhang is a senior economist and obtained master degree. He started to serve as the Vice President of Zhejiang Petroleum Company in March 1998. He was appointed as the President of Zhejiang Petroleum Company in September 1999, and appointed as the President of Sinopec Zhejiang Petroleum Company in February 2000. He was appointed as the Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. in April 2004. He was appointed as the Secretary of the Party Committee, Vice Chairman and Vice President of Sinopec Sales Co., Ltd. in October 2004. He was appointed as the Secretary of the Party Committee, Chairman and President of Sinopec Sales Co., Ltd. in November 2005. He was appointed as the Chairman and President of Sinopec Sales Co., Ltd. in June 2006. He started to serve as the Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. in April 2003. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Jiao Fangzheng, 46, Vice-President of Sinopec Corp. Mr. Jiao is a professor level senior engineer and obtained doctor degree. In January 1999, he was appointed as the Chief Geologist of Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation. He then was appointed as the Vice President and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Corp. in February 2000. He was appointed as the Vice President of Sinopec Exploration and Development Research Institute in July 2000. He then was appointed as the Deputy Director General of Sinopec Exploration and Production Department in March 2001. In June 2004, he was appointed as the President of the Sinopec Northwest Company. Mr. Jiao has served as the Vice President of Sinopec Corp. since October 2006.

Lei Dianwu, 46, Vice-President of Sinopec Corp. Mr. Lei is a senior engineer and obtained bachelor degree. In October 1995, he was appointed as the Vice President of Yangzi Petrochemical Corporation. He then was appointed as the Director General of Planning and

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Development Department of China Donglian Petrochemical Co., Ltd in December 1997. He was appointed as the Vice President of Yangzi Petrochemical Corporation in May 1998. He then was appointed as the Vice President of Yangzi Petrochemical Co., Ltd. in August 1998. He was appointed as the Deputy Director General (temporary post) of Development and Planning Department of China Petrochemical Corporation in March 1999. He was appointed as the Deputy Director General of Development and Planning Department of Sinopec Corp. in February 2000. He was appointed as the Director General of Development and Planning Department of Sinopec Corp. in March 2001. He was appointed as the Assistant to President and Director General of Development and Planning Department of China Petrochemical Corporation in March 2009.

Wang Xinhua, 53, Financial Controller of Sinopec Corp. Mr. Wang is a professor level senior accountant and obtained bachelor degree. In January 2001, he was appointed as the Deputy Director General of Financial and Asset Department of China Petrochemical Corporation. He then was appointed as the Deputy Director General of Financial and Planning Department of China Petrochemical Corporation in December 2001. He was appointed as the Director General of Financial and Planning Department of China Petrochemical Corporation in October 2004. He was appointed as the Director General of Financial Department of China Petrochemical Corporation in May 2008. He was appointed as the Director General of Financial Department of Sinopec Corp. in March 2009.

Chen Ge, 46, Secretary to the Board of Directors of Sinopec Corp. Mr. Chen is a senior economist and obtained master degree. In July 1983, he started to work in Beijing Yanshan Petrochemical Corporation. In February 2000, he was appointed as the Deputy Director General of the Board Secretariat of Sinopec Corp. Mr. Chen has been the Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

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